Buenos Aires, April 29th, 2021

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of directors and members of the Supervisory Committee.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings appointed: (i) Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin and María Carolina Sigwald as Regular Directors and Messrs. Brian Robert Henderson, Gerardo Carlos Paz and Mauricio Leonardo Penta as Alternate Directors; and (ii) Messrs. Germán Wetzler Malbrán, José Daniel Abelovich and Damián Burgio as Regular Members of the Supervisory Committee and Messrs. Martin Fernández Dussaut and Tomás Arnaude as an alternate members. Likewise, it is reported that Mr. Germán Wetzler Malbrán communicated to the Company that he can’t accept the position due to incompatibility in accordance with article 286, subsection 2, of the Corporations Act for having been appointed as Regular Director of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR). Consequently, Mr. Martín Fernández Dussaut will assume as Regular Member of the Supervisory Committee.

Sincerely,

Victoria Hitce

Head of Market Relations